Exhibit 21.1

Subsidiaries of GNS II (U.S.) Corp.

Name	Jurisdiction of Organization
Mosaic I (Canada) Holdings ULC	Nova Scotia
Mosaic II (Canada) Holdings ULC	Nova Scotia
Mosaic Crop Nutrition (Hong Kong) Limited	Hong Kong
Mosaic Fertilizers (Yantai) Co., Ltd.	China
Mosaic Fertilizers (Qinhuangdao) Co., Ltd.	China
Mosaic Fertilizers (Beijing) Co., Ltd.	China
Mosaic I de Argentina Holdings S.A.	Argentina
Mosaic II de Argentina Holdings S.A.	Argentina
Mosaic de Argentina S.A.	Argentina
Mosaic de Chile Fertilizantes Limitada	Chile
South Ft. Meade General Partner, LLC	Delaware
South Ft. Meade Partnership, L.P.	Delaware
South Ft. Meade Land Management, Inc.	Delaware
MosCo Luxembourg	Luxembourg
GNS Luxembourg	Luxembourg
Bayovar Holdings	Luxembourg
Mosaic International Australia Pty Limited	Australia
Mosaic India Private Limited	India